

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 19, 2015

<u>Via E-mail</u>
Brian K. Kistler
President, Director
KMRB Acquisition Corp. II
8200 Seminole Blvd.,
Seminole, FL 33772

      Re: **KMRB Acquisition Corp. II**
            Form 10-12G
            Filed September 29, 2015
            File No. 000-55518

Dear Mr. Kistler:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Coy Garrison

                                Coy Garrison
                                Staff Attorney
                                Office of Real Estate and
                                Commodities

cc: Clifford Hunt, Esq.
       Law Office of Clifford J. Hunt, P.A.